October 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jeffrey Lewis
Mr. Wilson Lee
Mr. Christopher Dunham
Ms. Mary Beth Breslin

Re:	Chenghe Acquisition Co. (CIK 0001856948)
Response to the Staff’s Comments Letter Dated September 8, 2021
to Draft Registration Statement on Form S-1 Submitted on August 12, 2021 (File No. 377-05354)

Dear Messrs. Lewis, Lee, Dunham and Ms. Breslin:

On behalf of our client, Chenghe Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 8, 2021 (the “Comment Letter”), relating to the above-referenced draft registration statement on Form S-1 submitted to the Commission on August 12, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised Draft Registration Statement on Form S-1 (“Revised Draft Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have set forth below each of the numbered comments contained in the Comment Letter, in bold, and the Company’s responses thereto, including cross-references to the locations in the Revised Draft Registration Statement of the changes made in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Comment Letter, the Company has updated the Revised Draft Registration Statement to include the Company’s audited financial data as of and for the three months ended September 30, 2021.

Draft Registration Statement on Form S-1 Submitted August 12, 2021

Cover Page

United States Securities and Exchange Commission

October 28, 2021

1.	We note that your principal executive offices are located in Hong Kong, the SPAC Sponsor is located in Hong Kong, a majority of your executive officers and/or directors are located in or have significant ties to China or Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China or Hong Kong in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully informs the Staff that as a special purpose acquisition company, it has no operations in the People’s Republic of China (for purposes of this letter, not including the Hong Kong Special Administrative Region of China, the Macau Special Administrative Region of China and Taiwan and hereinafter referred to as the “PRC”) and each of the Company and the sponsor is incorporated under the laws of the Cayman Islands. Furthermore, the National People's Congress of the PRC authorizes the Hong Kong Special Administrative Region to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law of the Hong Kong Special Administrative Region. However, given that the principal executive offices of the Company and the sponsor are located in Hong Kong, a majority of the Company’s directors and officers are located in or have significant ties to Hong Kong and there is a possibility that the Company may acquire in the initial business combination a business or businesses with certain or significant operations in the PRC, the Company has provided prominent disclosure on the cover page highlighting the possibility of future potential risks in case certain existing or future PRC laws and regulations become applicable to companies such as the Company itself, including cross references to the relevant risk factors in the Revised Draft Registration Statement.

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United States Securities and Exchange Commission

October 28, 2021

Summary, page 2

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section by adding a section entitled “Certain Considerations Relating to Our Corporate Structure Following Our Initial Business Combination” on page 14 of the Revised Draft Registration Statement.

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the pages 89 and 91 of the Revised Draft Registration Statement and included cross-references in the “Summary of Risk Factors” section to the relevant risk factors.

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United States Securities and Exchange Commission

October 28, 2021

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: The Company respectfully informs the Staff that as a Cayman Islands incorporated company with no operations in the PRC, it is not currently required to obtain permission from the PRC government to operate and list on a U.S. securities exchange and consummate this offering.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section by adding a section entitled “Post-Business Combination Funds Flow” on page 15 of the Revised Draft Registration Statement and including cross-references to the relevant risk factors

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section by adding a section entitled “HFCAA” on page 15 of the Revised Draft Registration Statement, including a cross-reference to the relevant risk factor.

Risk Factors, page 39

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

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United States Securities and Exchange Commission

October 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure by adding a risk factor describing certain risks associated with the VIE structure and contractual arrangements on page 83 of the Revised Draft Registration Statement.

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure by adding risk factors describing certain risks associated with acquiring and operating business in the PRC and being a company with significant ties to Hong Kong on pages 83 through 91 of the Revised Draft Registration Statement.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure on page 81 to explain how this oversight could impact the process of searching for a target and completing an initial business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure by adding a risk factor describing certain risks associated with the PRC laws, rules and regulations regarding cybersecurity and data protection on page 87 of the Revised Draft Registration Statement.

Capitalization, page 91

10.	We note that you are offering 20,000,000 Class A ordinary shares as part of your initial guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

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United States Securities and Exchange Commission

October 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Capitalization table on page 102 of the Revised Draft Registration Statement to reflect all 20,000,000 Class A shares to be sold in the initial public offering outside of permanent equity and as shares subject to possible redemption in accordance with ASC 480-10-S99-3A.

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United States Securities and Exchange Commission

October 28, 2021

Please do not hesitate to contact Joel Rubinstein at (+1) 212-819-7642 of our New York office or via email at joel.rubinstein@whitecase.com; and Jessica Zhou at (+852) 2822-8725 of our Hong Kong office or via email at jessica.zhou@whitecase.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

Joel Rubinstein

cc:     Shibin Wang, Chenghe Acquisition Co.

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